Exhibit 11 - Calculation of Earnings per Share

	Three Months Ended		Six Months Ended
(In thousands, except per share amounts)	June 30, 2002	July 1, 2001	June 30, 2002	July 1, 2001

Basic Earnings per Share:

Net Income	$12,387	$12,513	$25,258	$25,266

Weighted average shares outstanding	20,656	22,494	21,009	22,651

Basic earnings per share	$0.60	$0.56	$1.20	$1.12

Diluted Earnings per Share:

Net Income	$12,387	$12,513	$25,258	$25,266

Weighted average shares outstanding	20,656	22,494	21,009	22,651
Dilutive effect of outstanding common stock options	332	185	256	139
Diluted weighted average shares outstanding	20,988	22,679	21,265	22,790

Diluted earnings per share	$0.59	$0.55	$1.19	$1.11